EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
FROM CONTINUING OPERATIONS
(IN THOUSANDS OF DOLLARS, EXCEPT RATIO DATA)

	Year Ended

	December 31,	December 26,	December 27,	December 28,	December 29,
	2000	1999	1998	1997	1996

FIXED CHARGES COMPUTATION

Interest Expense:

Net Interest Expense	$114,422	$92,247	$101,420	$97,286	$66,740

Plus Capitalized Interest	2,230	5,197	4,516	5,376	6,397

Gross Interest Expense	116,652	97,444	105,936	102,662	73,137

Proportionate Share of Interest Expense of 50% Owned Persons				1,948	17,941

Interest Component of Rent Expense	8,774	8,229	7,688	6,671	5,787

Total Fixed Charges	$125,426	$105,673	$113,624	$111,281	$96,865

EARNINGS COMPUTATION

Pretax Earnings	$525,290	$568,015	$507,916	$693,852	$310,209

Add: Fixed Charges	125,426	105,673	113,624	111,281	96,865

Less: Capitalized Interest	(2,230)	(5,197)	(4,516)	(5,376)	(6,397)

Less: Distribution in Excess of (less than) Earnings of Investees	16,700	(8,934)	(16,693)	(7,675)	(12,962)

Total Earnings as Adjusted	$665,186	$659,557	$600,331	$792,082	$387,715

Ratio of Earnings to Fixed Charges	5.3:1	6.2:1	5.3:1	7.1:1	4.0:1